September 9, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter September 4, 2014

Form S-1/A

Filed August 21, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 4, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on August 21, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to comment 1 in our letter dated August 15, 2014. Please revise throughout your prospectus, including through risk factor disclosure, to clarify that Mr. Abe does not intend to solicit any potential purchasers and that his participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii) under the Exchange Act. Please also explain how you plan to conduct offers and sales of securities in light of the fact that Mr. Abe’s involvement will be restricted, he is the only officer and director of your company and the offering is a self-underwritten best efforts offering. We may have further comments after reviewing your response.

COMPANY RESPONSE

We have added the below risk factor on page 15 and have also added the same exact language below the bold print on page 3 and 21.

Mr. Abe does not intend to solicit any potential purchasers through oral solicitation and his participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii) under the Exchange Act.

Mr. Abe does not intend to solicit any potential purchasers through oral solicitation and his participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii) under the Exchange Act. Mr. Abe plans to take a passive approach in the offering, only directly soliciting potential investors that are family, friends, and business acquaintances all of which will be done without oral solicitation, and only through the mailing of letters notifying such individuals of the Company’s offering. Should they then choose to invest Mr. Abe will perform ministerial and clerical work involved in effecting any such transaction. Mr. Abe will also perform the same ministerial and clerical work should other individuals come forth that would like to invest who discovered the offering through other means such as the internet, word of mouth, or other indirect means.

2. We note your revised disclosure in response to comment 2 in our letter dated August 15, 2014 that “[r]egarding the sale of Mr. Abe’s shares, they will be sold at a fixed price of $1.00 for the duration of the offering however, if at such time our shares are quoted on the Over The Counter Marketplace “OTC” the selling stockholders, including Mr. Abe, may sell their shares at prevailing market prices or at privately negotiated prices.” Please delete your reference to Mr. Abe in the second clause of the sentence and clarify throughout the filing that Mr. Abe will sell his shares at a fixed price for the duration of the offering. In this regard, please note that Mr. Abe is an underwriter and must sell the shares that he is offering for his own account at a fixed price for the duration of the offering, even if the shares are quoted on the OTC.

COMPANY RESPONSE

We have deleted the above referenced clause and clarified on page 3, 5, and page 21 that Mr. Abe will sell his shares at a fixed price for the duration of the offering.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 9, 2014

/s/ Hajime Abe

President & CEO